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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC  20549
                                 _______________

                                    FORM 8-B

                        FOR REGISTRATION OF SECURITIES OF
                            CERTAIN SUCCESSOR ISSUERS
                 FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Burnham Pacific Properties, Inc.
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             (Exact Name of Registrant as Specified in Its Charter)

          Maryland                                     33-0204162
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State or Other Jurisdiction of                      (I.R.S. Employer
 Incorporation or Organization                     Identification No.)


  610 West Ash Street, 16th Floor, San Diego, California                92101
--------------------------------------------------------------------  ----------
          (Address of Principal Executive Offices)                    (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


          Title of Each Class                Name of Each Exchange on Which
          to be so Registered                Each Class is to be Registered
          -------------------                ------------------------------


     Common Stock, $.01 par value                New York Stock Exchange
     ----------------------------                -----------------------


Securities to be registered pursuant to Section 12(g) of the Act:


Not Applicable

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  GENERAL INFORMATION

     (a) The Registrant was organized as a Maryland corporation on March 25, 1997.

     (b)  The Registrant's fiscal year ends on December 31.

ITEM 2.  TRANSACTION OF SUCCESSION

     (a) Burnham Pacific Properties, Inc., a California corporation ("Burnham California") is the predecessor of the Registrant. Burnham California had securities registered pursuant to Section 12(b) of the Act.

     (b) The transaction of succession (the "Merger") was accomplished by merging Burnham California with and into the Registrant, a newly-formed wholly owned subsidiary of Burnham California, pursuant to the terms of an Agreement and Plan of Merger, dated May 6, 1997 (the "Merger Agreement"). The Registrant was incorporated in Maryland on March 25, 1997 specifically for the purpose of implementing the Merger and had conducted no business and had no material assets or liabilities prior to the Merger. Burnham California has ceased to exist under California law and the Registrant continues to operate the business of Burnham California under the name Burnham Pacific Properties, Inc. Under the Merger Agreement, each outstanding share of Burnham California's common stock, no par value per share, was automatically converted into one share of the Registrant's common stock, par value $0.01 per share, upon the effective time of the Merger. The Merger did not result in any change in Burnham California's business, assets or liabilities and did not result in any relocation of management or other employees. For financial reporting and federal income tax purposes, the Registrant is considered to be the same reporting person and the same taxpayer as Burnham California. In addition to the Common Stock to be registered, the charter of the Registrant authorizes the Registrant to issue up to five million (5,000,000) shares of Preferred Stock, par value $0.01 per share, and twenty million (20,000,000) shares of Excess Stock.

ITEM 3.  SECURITIES TO BE REGISTERED

     The total number of shares of Common Stock which the Registrant has authority to issue is seventy-five million (75,000,000) shares, par value $0.01 per share. There are presently 23,427,452 shares of Common Stock issued and outstanding, and no shares of Preferred Stock or Excess Common Stock issued and outstanding. Presently there are no shares of Common Stock issued which are held by or for the account of the Registrant.


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ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

COMMON STOCK

     The description of the Company's Common Stock, set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Charter and Bylaws, each as amended and restated.

     All issued and outstanding shares of Common Stock are fully paid and nonassessable. Subject to the preferential rights of any shares or series of Preferred Stock and to the provisions of the Company's Charter regarding Excess Stock, holders of shares of Common Stock are entitled to receive dividends on Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

     Subject to the provisions of the Company's Charter regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and except as provided with respect to any other class or series of stock, the holders of Common Stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can, subject to any rights of holders of Preferred Stock, elect all of the directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any directors.

     See "--Restrictions on Transfer; Excess Stock" below for a description of certain provisions of the Company's Charter designed to preserve the status of the Company as a qualified real estate investment trust ("REIT"), that limit the transfer of, and provide the Company with a right to redeem, shares of capital stock (including shares of Common Stock) and that also provide for the conversion of such stock to Excess Stock, in certain circumstances.

     Subject to the Company's Charter regarding Excess Stock, all shares of Common Stock have equal dividend, distribution, liquidation and other rights, and have no preferences, appraisal or exchange rights. Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

     Pursuant to the Maryland General Corporation Law ("MGCL") and the Company's Charter, the Corporation generally cannot dissolve, amend its Charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the Board of Directors and the


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affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on such matters.

SUBJECT TO PREFERRED STOCK PREFERENCES

     The Company's Charter authorizes the Board of Directors to issue up to five million (5,000,000) shares of Preferred Stock ("Preferred Stock"), from time to time, in one or more series, having such terms, preferences, conversion or other rights, voting powers, restrictions, dividend rights, limitations as to dividends or other distributions, qualifications, terms and conditions of redemption as may be provided in articles supplementary filed by the Company with the State Department of Assessments and Taxation of Maryland. Such terms may provide the holders of any Preferred Stock or any series thereof rights to receive dividends and payment on liquidation of the Company that are preferential to the rights of holders of Common Stock and rights to vote with, or separately from, the holders of shares of Common Stock as to all or various specified matters.

RESTRICTIONS ON TRANSFERS; "EXCESS STOCK"

     For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year), and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. The Charter of the Company contains provisions, designed to preserve the Company's qualification as a REIT, that limit any holder from owning, or being deemed to own by virtue of the attribution provisions of the Code, either (i) more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of Common Stock (the "Common Stock Ownership Limit") or (ii) shares of capital stock having a value that is more than 9.8% of the value of all outstanding capital stock of the Company (the "Ownership Limit"). The Charter provides that each person (which includes natural persons, corporations, trusts, partnerships and other entities) shall be deemed to own stock that such person (i) actually owns, (ii) constructively owns after applying attribution rules specified in the Code, and (iii) has the right to acquire upon exercise of any rights, options or warrants or conversion of any convertible securities held by such person. The fact that certain affiliated entities, such as separate mutual funds advised by the same investment adviser, may own more than 9.8% of all outstanding shares of Common Stock or of the value of all outstanding capital stock in the aggregate will not of itself result in either the Common Stock Ownership Limit or the Ownership Limit being exceeded, merely because a single person may be considered to be the "beneficial owner" of such stock for purposes of Section 13(g) of the Exchange Act. The Board of Directors may waive either the Common Stock Ownership Limit or the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's status as a REIT.


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     Any transfer of capital stock or any Security convertible into capital stock that would create direct or indirect ownership of capital stock in excess of either the Common Stock Ownership Limit or the Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. Shares of capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of either the Common Stock Ownership Limit or the Ownership Limit will automatically be exchanged for shares of Excess Stock that will be transferred, by operation of law, to a trustee (to be named by the Board of Directors of the Company, but unaffiliated with the Company) as trustee for the exclusive benefit (except to the extent described below) of one or more charitable beneficiaries designated from time to time by the Company. The Excess Stock held in trust will be considered as issued and outstanding shares of stock of the Company, will be entitled to receive distributions declared by the Company and may be voted by the trustee for the exclusive benefit of the charitable beneficiary. Any dividend or distribution paid to a purported transferee of Excess Stock prior to the discovery by the Company that capital stock has been transferred in violation of the provisions of the Company's Charter (a "prohibited transfer") shall be repaid to the Company upon demand and thereupon paid over by the Company to the trustee. Any votes of holders of shares of capital stock purported to have been cast by a purported transferee prior to such discovery of a prohibited transfer will be retroactively deemed not to have been cast and may be recast by the trustee for the benefit of the charitable beneficiary, but said retroactive nullification or recast of the vote of the relevant shares of capital stock shall not adversely affect the rights of any person (other than the purported transferee) who has relied in good faith upon the effectiveness of the matter that was the subject of the stockholder action as to which such votes were cast.

     Excess Stock is not transferable. Subject to the redemption rights of the Company discussed below, the trustee of the trust may, however, sell and transfer the interest in the trust to a transferee in whose hands the interest in the trust representing Excess Stock would not be an interest in Excess Stock, and upon such sale the shares of Excess Stock represented by the sold interest shall be automatically exchanged for shares of capital stock of the class that was originally exchanged into such Excess Stock. Upon such sale, the trustee shall distribute to the purported transferee only so much of the sales proceeds as is not more than the price paid by the purported transferee in the prohibited transfer that resulted in the exchange of Excess Stock for the capital stock purported to have been transferred (or, if the purported transferee received such capital stock by gift, devise or otherwise without giving value for such stock, only an amount that does not exceed the market price for such stock, as determined in the manner set forth in the Charter, at the time of the prohibited transfer), and the trustee shall distribute all remaining proceeds from such sale to the charitable beneficiary.

     In addition to the foregoing transfer restrictions, the Company will have the right, for a period of 90 days during the time any Excess Stock is held by the trustee, to purchase all or any portion of the Excess Stock from the trustee for the lesser of the price paid for the capital stock by the original purported transferee (or, if the purported transferee received such capital



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stock by gift, devise or otherwise without giving value for such stock, the market price of the capital stock at the time of such prohibited transfer) or the market price of the capital stock on the date the Company exercises its option to purchase. Upon any such purchase by the Company, the trustee shall distribute the purchase price to the original purported transferee. The 90-day period begins on the date on which the Company receives written notice of the prohibited transfer or other event resulting in the exchange of capital stock for Excess Stock.

     The Charter provides that if the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company.

     These restrictions will not preclude settlement of transactions on the New York Stock Exchange or any other stock exchange on which capital stock of the Company is listed. The foregoing restrictions on transferability and ownership also will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to continue to qualify as a REIT.

     The Company's Charter requires that, upon demand by the Company, each stockholder and each proposed transferee of capital stock will disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of shares of stock as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The Common Stock Ownership Limit and the Ownership Limit provisions of the Company's Charter may have the effect of delaying, deferring or preventing the acquisition of control of the Company. However, the Charter provides that the Excess Shares and Ownership Limit provisions shall not apply to shares of capital stock acquired pursuant to an all cash tender offer for all outstanding shares of capital stock in conformity with applicable laws where not less than two-thirds of the outstanding shares of capital stock (not including securities held by the tender offeror and/or its affiliates and associates) are tendered and accepted pursuant to such tender offer and where the tender offeror commits in such tender offer, if the offer is accepted by the holders of two-thirds of the outstanding stock, promptly after the tender offeror's purchase of the tendered stock to give any non-tendering stockholders a reasonable opportunity to put their capital stock to the tender offeror at a price not less than that paid pursuant to the tender offer.

CERTAIN PROVISIONS OF MARYLAND LAW

     The following summary of certain provisions of the MGCL does not purport to be complete and is qualified in its entirety by reference to the MGCL.


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     BUSINESS COMBINATIONS. Under the MGCL, certain "business combinations"
(including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares of capital stock or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

     Pursuant to authority contained in the MGCL, the Company's Board of Directors has adopted a resolution providing that the "business combination" provisions of the MGCL shall not apply to the Company, reserving however the right to offer, revoke or repeal such resolution if the Board of Directors determines that such alteration, revocation or repeal is in the best interest of the Company and its stockholders.

     CONTROL SHARE ACQUISITIONS. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, or (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of


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demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any meeting of stockholders.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have been previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a corporation's articles of incorporation or bylaws.

     The Company's Bylaws contain a provision exempting any and all acquisitions of the Company's shares of capital stock from the control shares provision of the MGCL. The Board of Directors, however, by vote of two-thirds of its members, has authority at any time, without stockholder approval, to repeal or amend such exemption, whether before or after an acquisition of control shares, if it determines that such repeal or amendment is in the best interests of the stockholders of the Company. Alternatively, the Bylaws may be amended or repealed by the affirmative vote of a majority of the Board of Directors and a majority of all votes cast by holders of stock entitled to vote generally in the election of directors.


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ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements.

               Not Applicable

     (b)  Exhibits.

        EXHIBIT NO.


               1.1 Proxy Statement for 1997 Annual Meeting of Shareholders of Burnham Pacific Properties, Inc., a California corporation, dated March 31, 1997.

               1.2 Prospectus Supplement dated April 28, 1997 to Prospectus dated March 25, 1997, filed pursuant to Rule 424(b)(2), File No.
                         33-68712.

               2 Agreement and Plan of Merger, dated May 6, 1997, between the Registrant and Burnham Pacific Properties, Inc., a California Corporation. This Exhibit has been omitted pursuant to Exchange Act Rule 12b-31. It is substantially identical to APPENDIX A to EXHIBIT NO. 1.1 hereto, differing only in that APPENDIX A to EXHIBIT NO. 1.1 had not been signed and dated.

               3.1 Articles of Amendment and Restatement of Registrant, dated May 22, 1997 (the "Charter"). This Exhibit has been omitted pursuant to Exchange Act Rule 12b-31. It is substantially identical to APPENDIX B to EXHIBIT NO. 1.1 hereto, differing only in that APPENDIX B to EXHIBIT NO. 1.1 had not been signed by the President of the Registrant.

               3.2 Bylaws of Registrant. This Exhibit has been omitted pursuant to Exchange Act Rule 12b-31, being identical to APPENDIX C to EXHIBIT NO. 1.1 hereto.


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               4.1       Form of Common Stock certificate, incorporated by
                         reference to Exhibit 4.0 to Registration Statement No. 33-20489 and subsequently overprinted to state "THE CORPORATION IS NOW INCORPORATED IN THE STATE OF MARYLAND WITH $0.01 PAR VALUE PER SHARE."

               10 Material contracts of Burnham Pacific Properties, Inc., a California corporation, filed as Exhibits 10.1 through 10.6 to that Registrant's Form 10-K report for the year ended December 31, 1996 and as Exhibits 10.1 through 10.4 to its Form 8-KA report filed April 15, 1997 (earliest event reported January 31, 1997) are hereby incorporated by reference.

            *  21        Schedule of Subsidiaries of the Registrant.
     ________________________________
            *  Filed herewith.


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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        BURNHAM PACIFIC PROPERTIES, INC.


Date:  June 2, 1997                     By:  /s/ Daniel B. Platt
     --------------------------------      ------------------------------------
                                             Daniel B. Platt, Chief Financial
                                             Officer


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